Exhibit 10.1

SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION

Director Fees. The cash compensation payable to Denny’s non-employee directors (“Board”) is as follows:

Annual Cash Fees.

•An annual cash retainer of $80,000 (for all non-employee directors other than the Board Chair);
•An annual cash retainer of $135,000 for the Board Chair;
•An additional annual cash retainer of $20,000 for the chair of the Audit and Finance Committee;
•An additional annual cash retainer of $15,000 for the chair of the Compensation and Incentives Committee;
•An additional annual cash retainer of $15,000 for the chair of the Corporate Governance and Nominating Committee;
•Annual cash retainers are paid to the Audit and Finance, Compensation and Incentives, and Corporate Governance and Nominating Committee members in the amount of $7,500, $5,000, and $5,000, respectively; and
•A meeting fee of $500 (for telephonic) or $1,000 (for in-person) for each Board or Committee meeting attended in excess of ten meetings during a calendar year.

Subject to any applicable deferral election, all retainer amounts are payable in quarterly installments in advance, and all meeting fees are payable in the quarter following the date of the meeting. All meeting fees and deferred stock unit grants (“DSUs”) are prorated for any partial year if the Board member is not appointed between annual meetings of stockholders.

Annual Equity Grant.

Board members receive an annual grant of DSUs valued at $110,000, or $165,000, in the case of the Board Chair. All DSUs settle in shares of Denny’s common stock on a one-for-one basis. All DSUs will 100% vest on the first anniversary of grant and settle in shares of common stock upon a termination of service, including in connection with a change in control, subject to a deferral election.

Other Benefits. All Board members are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board and of committees of the Board.

Deferral of Board Fees. All Board members are given the opportunity to elect to defer all or a specified percentage of the annual retainer and meeting fees, each payable in cash (the “Cash Fees”) and the annual grant of DSUs. If a deferral election is made, the Cash Fees will be payable in the form of share-settled DSUs (based on dividing the value of such Cash Fees by the closing market price per share of Denny’s common stock on the date that each payment of the Cash Fees otherwise would be made). Board members may elect to have DSUs deferred with respect to the Cash Fees paid (i) on a fixed payment date, (ii) upon termination of service as a member of the Board, or (iii) in three equal annual installments commencing after termination of service as a member of the Board.

A deferral election can also be made to defer 100% of the annual grant of DSUs. Board members may elect to have them paid (i) immediately following the vesting date (i.e. the first anniversary of the award date), (ii) on a fixed payment date not earlier than the first anniversary of the award date, or (iii) in three equal annual installments commencing after termination of service as a member of the Board. Absent a deferral election, the annual grant of DSUs will continue to be settled in shares of Denny’s common stock upon a termination of service with the Board.

The deferral program and all deferral elections are intended to be made and administered in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and all corresponding guidance and regulations issued thereunder. If a Board member is determined to be a “specified employee” within the meaning of Section 409A of the Code and if DSUs are scheduled to be settled upon termination of service with the Board, the settlement will be subject to a 6-month delay pursuant to Section 409A of the Code.